SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D
                                 [Rule 13d-101]

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO SECTION 240.13D-1(A)
                AND AMENDMENTS THERETO FILED PURSUANT TO SECTION
                                  240.13D-2(A)

                                (Amendment No. 3)


                                  VaxGen, Inc.
              ----------------------------------------------------
                                (Name of Issuer)

                     Common Stock, Par Value $0.01 par share
              ----------------------------------------------------
                         (Title of Class of Securities)

                                    922390208
              ----------------------------------------------------
                                 (CUSIP Number)

                                Steven N. Bronson
                             BA Value Investors, LLC
                       1 North Federal Highway, Suite 201
                            Boca Raton, Florida 33432
              ----------------------------------------------------
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                October 19, 2009
              ----------------------------------------------------
             (Date of Event which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Sections 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box [ ].

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                                  SCHEDULE 13D
CUSIP No. 922390208
-------------------

1.       Names of Reporting Persons.
         I.R.S. Identification Nos. of above persons (entities only).

         BA Value Investors, LLC IRS ID No. 35-2240946
--------------------------------------------------------------------------------
2.       Check the Appropriate Box if a Member of a Group (See Instructions)

         (a)      [ ]
         (b)      [ ]
--------------------------------------------------------------------------------
3.       SEC Use Only
--------------------------------------------------------------------------------
4.       Source of Funds (See Instructions)                                   NA
--------------------------------------------------------------------------------
5.       Check if Disclosure of Legal Proceedings Is Required Pursuant to
         Items 2(d) or 2(e) [ ]
--------------------------------------------------------------------------------
6.       Citizenship or Place of Organization                            Florida
--------------------------------------------------------------------------------
Number of             7.       Sole Voting Power                       1,220,439
Shares Bene-          ----------------------------------------------------------
ficially Owned        8.       Shared Voting Power                          None
By Each               ----------------------------------------------------------
Reporting             9.       Sole Dispositive Power                  1,220,439
Person With           ----------------------------------------------------------
                      10.      Shared Dispositive Power                     None
--------------------------------------------------------------------------------
11.      Aggregate Amount Beneficially Owned by Each Reporting Person  1,220,439
--------------------------------------------------------------------------------
12.      Check if the Aggregate Amount in Row (11) Excludes Certain Shares
         (See Instructions) [ ]
--------------------------------------------------------------------------------
13.      Percent of Class Represented by Amount in Row (11)                 3.7%
--------------------------------------------------------------------------------
14.      Type of Reporting Person (See Instructions)                          OO
--------------------------------------------------------------------------------

                                  SCHEDULE 13D
CUSIP No. 922390208
-------------------

1.       Names of Reporting Persons.
         I.R.S. Identification Nos. of above persons (entities only).

         Steven N. Bronson
--------------------------------------------------------------------------------
2.       Check the Appropriate Box if a Member of a Group (See Instructions)

         (a)      [ ]
         (b)      [ ]
--------------------------------------------------------------------------------
3.       SEC Use Only
--------------------------------------------------------------------------------
4.       Source of Funds (See Instructions)                                   NA
--------------------------------------------------------------------------------
5.       Check if Disclosure of Legal Proceedings Is Required Pursuant to
         Items 2(d) or 2(e) [ ]
--------------------------------------------------------------------------------
6.       Citizenship or Place of Organization           United States of America
--------------------------------------------------------------------------------
Number of             7.       Sole Voting Power                       1,220,439
Shares Bene-          ----------------------------------------------------------
ficially Owned        8.       Shared Voting Power                          None
By Each               ----------------------------------------------------------
Reporting             9.       Sole Dispositive Power                  1,220,439
Person With           ----------------------------------------------------------
                      10.      Shared Dispositive Power                     None
--------------------------------------------------------------------------------
11.      Aggregate Amount Beneficially Owned by Each Reporting Person  1,220,439
--------------------------------------------------------------------------------
12.      Check if the Aggregate Amount in Row (11) Excludes Certain Shares
         (See Instructions) [ ]
--------------------------------------------------------------------------------
13.      Percent of Class Represented by Amount in Row (11)                 3.7%
--------------------------------------------------------------------------------
14.      Type of Reporting Person (See Instructions)                          IN
--------------------------------------------------------------------------------

                          SCHEDULE 13D--AMENDMENT NO. 3

     This Amendment No. 3 filed by BA Value Investors, LLC and Steven N. Bronson (the "Reporting Persons") amends the Schedule 13D filed with the Securities and Exchange Commission by the Reporting Persons on August 27, 2009, as amended, with respect to the common stock, par value $0.01 per share, of VaxGen, Inc. (the "Company").


Item 4.           Purpose of Transaction.

     Item 4 of the Schedule 13D is hereby supplemented as follows:

     Following announcement by the Company that it had entered into a merger agreement with OXiGENE, Inc., on October 19, 2009, BA Value Investors and ROI Capital Management determined to disband the VaxGen Full Value Committee. Thus, BA Value Investors, at this time, is not pursuing the previously announced intention to nominate directors to the Company's board. The decision to disband the Committee should not be interpreted as support for the proposed merger by either of BA Value Investors or ROI Capital Management. As a result of their decision to disband the Committee, as of October 19, 2009, BA Value Investors and ROI Capital Management have ceased to act as a group with respect to the securities of the Company.


Item 5.   Interest in Securities of the Issuer

     (a) The Reporting Persons interest in this Company is as follows: BA Value Investors beneficially owns 1,220,439 shares or approximately 3.7% of the Company's outstanding shares of Common Stock.

----------
(1) Based upon 33,106,523 shares of Common Stock issued and outstanding as of July 31, 2009, as reported by the Company in its Quarterly Report on Form 10-Q for the quarter ended June 30, 2009.


     (b) BA Value Investors may be deemed to have sole voting and dispositive power over the shares of Common Stock owned by BA Value Investors. Mr. Bronson may be deemed to have sole voting and dispositive power over the shares of Common Stock owned by BA Value Investors.

     (c) None of the reporting persons have engaged in transactions in the securities of the issuer during the past sixty (60) days, except for-

     Shares of Common Stock sold by BA Value Investors in the open market as follows:

-------------------------------------------------------------------------------
   Date        Number of Shares       Price Per Share           Total
-------------------------------------------------------------------------------
10/20/2009         288,900                0.633                $182,115
-------------------------------------------------------------------------------
10/21/2009         312,661                0.6121               $190,871
-------------------------------------------------------------------------------


     (d) Not applicable.

     (e) On October 20, 2007, BA Value Investors and Mr. Bronson ceased to be the beneficial owners of more than 5% of the Company 's securities.

                                    SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.



Date: October 22, 2009

                                               BA Value Investors, LLC


                                               By: /s/ Steven N. Bronson
                                                   ---------------------------
                                               Name: Steven N. Bronson
                                               Title:   Managing Member


                                               /s/ Steven N. Bronson
                                               -------------------------------
                                               Steven N. Bronson